FIRST AMENDMENT TO THE
INVESTMENT ADVISORY AGREEMENT

THIS AMENDMENT dated as of the June 9 of May, 2021, to the Investment Advisory Agreement, dated as of May 30, 2017, as amended (the “Agreement”), is entered into by and between Managed Portfolio Series, a Delaware statutory trust (“Trust”) and Tortoise Capital Advisors, L.L.C., a Delaware limited liability company (the “Adviser”).

RECITALS

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the parties desire to amend the Agreement to incorporate two newly created series of the Trust; and

WHEREAS, Section 10 of the Agreement allows for its amendment by a written instrument executed by all of the parties.

NOW, THEREFORE, the parties agree to amend and restate Schedule A as attached hereto, to add the Friess Brandywine Fund and Friess Brandywine Blue Fund as new series of the Trust.

Except to the extent amended hereby, the Agreement shall remain in full force and effect

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer, as applicable, on one or more counterparts as of the date set forth above.

MANAGED PORTFOLIO SERIES on behalf of the series listed on Schedule A
By: /s/ Brian R. Wiedmeyer
Name: Brian R. Wiedmeyer
Title: President

FRIESS ASSOCIATES, LLC
By: /s/ David D. Marky
Name: David D. Marky
Title: Chief Operating Officer and Chief Compliance Officer

SCHEDULE A
FUNDS AND FEES

Series of Managed Portfolio Series	Annual Fee Rate as % of Current Net Assets

Friess Small Cap Growth Fund	1.00%
Friess Brandywine Fund	0.75%
Friess Brandywine Blue Fund	0.75%